Suppl.   83-5



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, N.E.
Washington, D.C. 20549

SEC
Mail Processing
Section

JUL 2 6 2012

Washington DC
401

REPORT OF
INTERNATIONAL FINANCE CORPORATION

In respect of its
U.S.$25,000,000 Floating Rate Notes due July 26, 2013
under its
Global Medium-Term Note Program

FILED PURSUANT TO RULE 3 OF REGULATION IFC

Dated: July 26, 2012

The following information regarding an issue of U.S. $25,000,000 Floating Rate Notes due July 26, 2013 (the "Notes") by International Finance Corporation (the "Corporation") under its Global Medium-Term Note Program is being filed pursuant to Rule 3 of Regulation IFC. As authorized by Rule 4 of Regulation IFC, certain information may be provided in the form of a Prospectus and other comparable documents. In the case of the Notes, the relevant issuing documentation is the Information Statement dated November 23, 2011 (the "Information Statement"), the Prospectus dated June 3, 2008 (the "Prospectus"), the Amended and Restated Program Agreement and Standard Provisions dated as of June 3, 2008 (the "Program Agreement"), the Amended and Restated Global Agency Agreement the Corporation and Citibank, N.A., London Branch, ("Citibank") dated as of June 3, 2008 (the "Global Agency Agreement"), the Final Terms dated July 24, 2012 (the "Final Terms"), and the Terms Agreement dated July 12, 2012 (the "Terms Agreement"), each of which is either attached as an Exhibit hereto or incorporated by reference from previous SEC filings made by the Corporation.

Item 1. Description of Obligations

See, generally, Final Terms.

(a)   Title and Date. U.S.$25,000,000 Floating Rate Notes due July 26, 2013.

The Notes will be issued in registered form represented by a registered global certificate deposited with a custodian for DTC. Citibank is the Global Agent for Notes held through DTC. Citibank has direct custodial and depositary linkages with, and will act as custodian for Global Certificates held by DTC. See Prospectus.

(b)   Interest Rate/Interest Payment Date. One month USD-LIBOR -BBA payable monthly in arrears on the 26th day of each month, from and including August 26, 2012, to and including the Maturity Date. See, Final Terms, Item 16.

(c)   Maturity Date. July 26, 2013.

(d)   Redemption Provisions/Amortization Provisions. The Notes are not redeemable prior to maturity. See Prospectus, Terms and Conditions of the Notes, Condition 5.

(e)   Kind and Priority of Liens. Not applicable.

(f)   Priority of Obligations. The Notes will constitute direct, unconditional, general and unsecured obligations of the Corporation and will rank pari passu and without any preference among themselves and pari passu with all other outstanding unsecured and unsubordinated obligations for

borrowed money of the Corporation. See Prospectus, Terms and Conditions of the Notes, Condition 3.

(g)   Amendment of Terms.

The Corporation shall only permit any modification of, or any waiver or authorization of any breach or proposed breach of or any failure to comply with, the Global Agency Agreement or the Terms and Conditions of the Notes, as modified, supplemented and amended by the Final Terms, if to do so could not reasonably be expected to be materially prejudicial to the interests of the Noteholders. See Prospectus at p. 37.

(h)   Other Material Provisions. Not applicable.

(i)   Fiscal/Paying Agent. The Global Agent is Citibank, N.A., London Branch, 21st Floor, Citigroup Centre, Canada Square, Canary Wharf, London E14 5LB, England.

Item 2. Distribution of Obligations

(a)   Plan of Distribution. See, generally, Prospectus, cover page, pp. 45-47, the Program Agreement, and the Terms Agreement.

The Dealer, party to the Terms Agreement, has agreed to purchase the Notes at an aggregate purchase price of 100% of the aggregate principal amount of the Notes. See p. 1 of the Terms Agreement.

(b)   Stabilization Provisions. Not applicable.

(c)   Responsibility of Each Underwriter/Withholding of Commissions. See generally Program Agreement and Terms Agreement.

Item 3. Distribution Spread

See Final Terms, "Distribution".

Item 4. Discounts and Commissions to Sub-Underwriters and Dealers

See Item 2(a) above.

Item 5. Other Expenses of Distribution Not applicable.

Item 6. <u>Application of Proceeds</u>

The net proceeds will be used for general operations of the Corporation in accordance with its Articles of Agreement.

Item 7. <u>Exhibits</u>

A.   Information Statement (November 23, 2011);[1]

B.   Prospectus (June 3, 2008);[2]

C.   Amended and Restated Program Agreement and Standard Provisions (as of June 3, 2008);[2]

D.   Resolution No. IFC 2012-0046 adopted June 20, 2012 by the Board of Directors of the Corporation;[3]

E.   Global Agency Agreement (dated as of June 3, 2008);[2]

F.   Final Terms (July 24, 2012); and

G.   Terms Agreement (July 24, 2012).

---

[1] Incorporated by reference from filing pursuant to Rule 2(a)(3) of Regulation IFC dated November 23, 2011.

[2] Filed on September 17, 2008.

[3] Filed on July 10, 2012.

Final Terms dated July 24, 2012



International Finance Corporation
Issue of USD 25,000,000 Floating Rate Notes due July 2013
under its
Global Medium-Term Note Program

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Prospectus dated June 3, 2008. This document constitutes the Final Terms of the Notes described herein and must be read in conjunction with the Prospectus. Full information on International Finance Corporation (the "**Corporation**") and the offer of the Notes is only available on the basis of the combination of this Final Terms and the Prospectus. The Prospectus may be obtained (without charge) from the office of the Corporation at 2121 Pennsylvania Avenue, N.W. Washington D.C. 20433 U.S.A. and is available for viewing at the website of the Corporation (www.ifc.org) and copies may be obtained from the website of the Luxembourg Stock Exchange (www.bourse.lu).

THE NOTES ARE NOT AN OBLIGATION OF THE INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT OR OF ANY GOVERNMENT.

1.	Issuer:	International Finance Corporation
2.	(i) Series Number:	1177
	(ii) Tranche Number:	1
3.	Specified Currency or Currencies:	United States dollar ("**USD**")
4.	Aggregate Nominal Amount:	
	(i) Series:	USD 25,000,000
	(ii) Tranche:	USD 25,000,000
5.	Issue Price:	100 per cent. of the Aggregate Nominal Amount
6.	(i) Specified Denominations:	USD 1,000
	(ii) Calculation Amount:	USD 1,000
7.	(i) Issue Date:	July 26, 2012
	(ii) Interest Commencement Date:	July 26, 2012
8.	Maturity Date:	July 26, 2013
9.	Interest Basis:	Floating Rate Notes (further particulars specified below)
10.	Redemption/Payment Basis:	Redemption at par
11.	Change of Interest or	Not applicable

Redemption/Payment Basis:

12. Put/Call Options: None

13. Status of the Notes: Senior

14. Method of distribution: Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

15. Fixed Rate Note Provisions: Not Applicable

16. Floating Rate Note Provisions: Applicable

(i)	Interest Period(s):	The period beginning on (and including) July 26, 2012 and ending on (but excluding) the First Payment Date (as indicated below) and each successive period beginning on (and including) a Specified Interest Payment Date and ending on (but excluding) the next successive Specified Interest Payment Date
(ii)	Specified Interest Payment Dates:	26th day of each month from and including August 26, 2012 to and including the Maturity Date
(iii)	First Interest Payment Date:	August 26, 2012
(iv)	Interest Period Date(s):	Specified Interest Payment Date(s)
(v)	Business Day Convention:	Specified Interest Payment Dates are subject to adjustment for payment only in accordance with the Modified Following Business Day Convention as provided in item 26 below
(vi)	Business Centre(s):	London and New York
(vii)	Manner in which the Rate(s) of Interest is/are to be determined:	Screen Rate Determination
(viii)	Party responsible for calculating the Rate(s) of Interest and Interest Amount(s) (if not the Agent):	Citibank, N.A., London
(ix)	Screen Rate Determination:	Applicable
	– Reference Rate:	1 Month USD-LIBOR-BBA
	– Interest Determination Date(s):	Two (2) London Business Days prior to the relevant Interest Period
	– Relevant Screen Page:	Reuters screen page "LIBOR01"
(x)	ISDA Determination:	Not Applicable
(xi)	Margin:	Not Applicable
(xii)	Minimum Rate of Interest:	Not applicable
(xiii)	Maximum Rate of Interest:	Not Applicable
(xiv)	Day Count Fraction:	Actual/360, adjusted
(xv)	Fall back provisions, rounding provisions, denominator and any other terms relating to the	As per the Conditions

method of calculating interest on Floating Rate Notes, if different from those set out in the Conditions:

17. Zero Coupon Note Provisions: Not Applicable

18. Index Linked Interest Note/other variable-linked interest Note Provisions: Not Applicable

19. Dual Currency Note Provisions: Not Applicable

PROVISIONS RELATING TO REDEMPTION

20. **Call Option I:**   Not Applicable

    Call Option II: Not Applicable

21. Put Option: Not Applicable

22. Final Redemption Amount of each Note: USD1,000 per Calculation Amount

    In cases where the Final Redemption Amount is Index Linked or other variable-linked: Not Applicable

23. Early Redemption Amount:

    Early Redemption Amount(s) per Calculation Amount payable on event of default or other early redemption and/or the method of calculating the same (if required or if different from that set out in the Conditions):   USD1,000 per Calculation Amount

GENERAL PROVISIONS APPLICABLE TO THE NOTES

24. Form of Notes: Registered Notes:

    DTC Global Registered Certificate available on the Issue Date

25. New Global Note (NGN):   No

26. Financial Centre(s) or other special provisions relating to payment dates: London and New York

Notwithstanding Condition 6(h), if any payment date would fall on a date which is not a business day, the relevant date will be the first following day which is a business day, unless that day falls in the next calendar month, in which case the relevant date will be the first preceding day which is a business day.

In the above paragraph, "business day" means a day (other than a Saturday or a Sunday) on which banks and foreign exchange markets are open for business in the (i) relevant place of presentation, (ii) any Financial Centres and (iii) the principal financial centre of the country of the relevant currency.

27. Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	Not Applicable
28. Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made [and consequences (if any) of failure to pay, including any right of the Corporation to forfeit the Notes and interest due on late payment]:	Not Applicable
29. Details relating to instalment Notes: amount of each instalment, date on which each payment is to be made:	Not Applicable
30. Redenomination, renominalization and reconventioning provisions:	Not Applicable
31. Consolidation provisions:	Not Applicable
32. Additional terms:	Applicable
(i) Governing law:	New York

DISTRIBUTION

33. (i) If syndicated, names and addresses of Managers and underwriting commitments:	Not Applicable
(ii) Date of Terms Agreement:	July 24, 2012
(iii) Stabilizing Manager(s) (if any):	Not Applicable
34. If non-syndicated, name and address of Dealer:	BNP Paribas 10 Harewood Avenue London NW1 6AA United Kingdom
35. Total commission and concession:	Not Applicable
36. Additional selling restrictions:	Not Applicable

RESPONSIBILITY

The Corporation accepts responsibility for the information contained in this Final Terms.

Signed on behalf of the Corporation:

By: ....

Duly authorized

4

PART B – OTHER INFORMATION

1. **LISTING**

   (i)   Listing: None

   (ii)   Admission to trading: None

2. **RATINGS**

   RATINGS: The Notes to be issued have been rated:

                                     S&P: AAA

                                     Moody's: Aaa

3. **INTERESTS OF NATURAL AND LEGAL PERSONS INVOLVED IN THE ISSUE**

   Save as discussed in "Plan of Distribution" in the Prospectus, so far as the Corporation is aware, no person involved in the offer of the Notes has an interest material to the offer.

4. **OPERATIONAL INFORMATION**

   (i)   Intended to be held in a manner   No
           which would allow Eurosystem
           eligibility:

   (ii)   ISIN Code: US45950VBX38

   (iii)   Common Code: Not Applicable

   (iv)   CUSIP: 45950VBX3

   (v)   CINS: Not Applicable

   (vi)   Any clearing system(s) other than   Not Applicable
           Euroclear   Bank   S.A./N.V.,
           Clearstream   Banking,   *société
           anonyme* and The Depository Trust
           Company   and   the   relevant
           identification number(s):

   (vii)   Delivery: Delivery against payment

   (viii) Names and addresses of additional   Not Applicable
           Paying Agent(s) (if any):

5. **GENERAL**

   Applicable TEFRA exemption: Not Applicable

UNITED STATES TAXATION

United States Internal Revenue Service Circular 230 Notice: To ensure compliance with Internal Revenue Service Circular 230, prospective investors are hereby notified that: (a) any discussion of United States federal tax issues contained or referred to in this final terms or any document referred to herein is not intended or written to be used, and cannot be used by prospective investors for the purpose of avoiding penalties that may be imposed on them under the U.S. Internal Revenue Code; (b) such discussion is written for use in connection with the promotion or marketing of the transactions or matters addressed herein; and (c) prospective investors should seek advice based on their particular circumstances from an independent tax advisor.

The following summary supplements the discussion under "Tax Matters" in the Prospectus dated as of June 3, 2008, and reflects recently enacted legislation.

Capital gain of a non-corporate U.S. Holder that is recognized in taxable years beginning before January 1, 2013 is generally taxed at a rate of 15 per cent. where the property is held for more than one year.

For taxable years beginning after December 31, 2012, a U.S. Holder that is an individual or estate, or a trust that does not fall into a special class of trusts that is exempt from such tax, will be subject to a 3.8% tax on the lesser of (1) the U.S. Holder's "net investment income" for the relevant taxable year and (2) the excess of the U.S. Holder's modified adjusted gross income for the taxable year over a certain threshold (which in the case of individuals will be between $125,000 and $250,000, depending on the individual's circumstances). A holder's net investment income will generally include its interest income and its net gains from the disposition of notes, unless such interest income or net gains are derived in the ordinary course of the conduct of a trade or business (other than a trade or business that consists of certain passive or trading activities). If you are a U.S. Holder that is an individual, estate or trust, you are urged to consult your tax advisors regarding the applicability of the Medicare tax to your income and gains in respect of your investment in the notes.

Owners of "specified foreign financial assets" with an aggregate value in excess of $50,000 may be required to file an information report with respect to such assets with their tax returns. "Specified foreign financial assets" include any financial accounts maintained by foreign financial institutions, as well as any of the following, but only if they are not held in accounts maintained by financial institutions: (i) stocks and securities issued by non-United States persons, (ii) financial instruments and contracts held for investment that have non-United States issuers or counterparties, and (iii) interests in foreign entities. U.S. Holders are urged to consult their tax advisors regarding the application of this legislation to their ownership of the notes.

TERMS AGREEMENT NO.1177 UNDER

THE STANDARD PROVISIONS

July 24, 2012

International Finance Corporation
2121 Pennsylvania Avenue, N.W.
Washington, D.C. 20433

1   The undersigned agrees to purchase from you (the "**Corporation**") the Corporation's USD25,000,000 Floating Rate Notes due July 2013 (the "**Notes**") described in the Final Terms, dated as of the date hereof in the form of Annex 1 hereto (the "**Final Terms**") at 10.00 a.m. London time on July 26, 2012 (the "**Settlement Date**") at an aggregate purchase price of USD25,000,000 (which is 100% of the aggregate nominal amount of the Notes) on the terms set forth herein and in the Standard Provisions, dated as of June 3, 2008 (as amended from time to time, the "**Standard Provisions**"), incorporated herein by reference. In so purchasing the Notes, the undersigned understands and agrees that it is not acting as an agent of the Corporation in the sale of the Notes.

2   When used herein and in the Standard Provisions as so incorporated, the term "**Notes**" refers to the Notes as defined herein and the term "**Dealer(s)**" refers to the undersigned. All other terms defined in the Prospectus, the Final Terms relating to the Notes and the Standard Provisions shall have the same meaning when used herein.

3   The Corporation represents and warrants to the undersigned that the representations, warranties and agreements of the Corporation set forth in Clause 2 of the Standard Provisions (with the term "Prospectus" revised to read the "Prospectus as amended and supplemented with respect to Notes at the date hereof") are true and correct on the date hereof.

4   The obligation of the undersigned to purchase Notes hereunder is subject to the accuracy, on the date hereof and on the Settlement Date, of the Corporation's representations and warranties contained in Clause 2 of the Standard Provisions and to the Corporation's performance and observance of all applicable covenants and agreements contained therein, in each case with respect to the Notes. The obligation of the undersigned to purchase Notes hereunder is further subject to the receipt by the undersigned of an officer's certificate of the Corporation substantially in the form referred to in Clause 6.1 of the Standard Provisions, dated as of the Settlement Date.

5   The purchase price specified above will be paid by the undersigned by wire transfer in same-day funds to the Corporation for value on the Settlement Date.

6   The Corporation hereby appoints the undersigned as a Dealer under the Standard Provisions solely for the purpose of the issue of Notes to which this Terms Agreement relates. The undersigned accepts such appointment, whereupon it shall be vested, solely with respect to this issue of Notes, with all authority, rights and powers of a Dealer purchasing Notes as principal set out in the Standard Provisions, a copy of which it acknowledges it has received.

1

7   In consideration of the Corporation appointing the undersigned as a Dealer under the Standard Provisions solely with respect to this issue of Notes, the undersigned hereby undertakes for the benefit of the Corporation that, in relation to this issue of Notes, it will perform and comply with all of the duties and obligations expressed to be assumed by a Dealer under the Standard Provisions.

8   The undersigned acknowledges that such appointment is limited to this particular issue of Notes and is not for any other issue of Notes of the Corporation and that such appointment will terminate upon issue of the relevant Notes, but without prejudice to any rights (including, without limitation, any indemnification rights), duties or obligations of the undersigned which have arisen prior to such termination.

9   For purposes hereof, the notice details of the undersigned are set out in Schedule I hereto. All notices and other communications hereunder shall be in writing and shall be transmitted in accordance with Clause 10 of the Standard Provisions.

10 This Terms Agreement shall be governed by and construed in accordance with the laws of New York.

11 This Terms Agreement may be executed by any one or more of the parties hereto in any number of counterparts, each of which shall be deemed to be an original, but all such respective counterparts together shall constitute one and the same instrument.

BNP PARIBAS

By: _____   By: _____
    Name: Name:
    Title: MARYSE JACQUOT   Title: DAVID BLOFELD
              AUTHORISED SIGNATORY   AUTHORISED SIGNATORY

CONFIRMED AND ACCEPTED, as of the
date first written above:

INTERNATIONAL FINANCE CORPORATION

By: _____
    Name:
    Title:

2



File No. 83-5
Regulation IFC: Rule 3

July 26, 2012

SEC
Mail Processing
Section

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

JUL 2 6 2012

Washington DC
401

Ladies and Gentlemen:

Enclosed herewith for filing in compliance with Rule 3 of Regulation IFC are two copies of the Report of International Finance Corporation in respect of its USD 25,000,000 Floating Rate Notes due July 26, 2013.

Very truly yours,

INTERNATIONAL FINANCE CORPORATION

Wolfram Fischer
Chief Counsel

Attachments